SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

4 GERMAN INTERNET SCREENSCRAPERS AGREE  to Stop SELLING RYANAIR FLIGHTS

Ryanair, Europe's favourite airline, today (14th Aug 09) confirmed that 4 more German screenscraper ticket-tout websites (travelgreen.de, titanic.de, flycall.de and atr24.de) have signed legally binding declarations to stop scraping Ryanair's website and selling Ryanair's flights (at inflated prices) to German consumers. These are the latest of a growing number of screenscraper websites all over Europe that wisely chose to stop misleading consumers and avoid court proceedings in Ireland.  Ryanair has launched proceedings in the Dublin High Court against other screenscrapers (including traveltopia, airlinedirect, billigflug) who continue to blatantly ignore consumer rights, and who remain in breach of Ryanair.com Terms of Use and property rights.

Screenscraping involves gaining unauthorised access to the Ryanair website and mis-selling of flights to consumers with exorbitant charges and mark-ups which are hidden from consumers.  Following the May 2009 decision of the Hamburg courts that screenscraping to resell Ryanair's flights is unlawful, Ryanair continues to pursue screenscraper websites in the courts in Ireland.

In the interest of consumers Ryanair allows "price comparison only" websites to access its timetable and pricing information, for an annual charitable donation of €100, in order to compare Ryanair's guaranteed lowest fares with those of high fare, fuel surcharging airlines. Ryanair's licence agreement is open to all genuine "price comparison only" websites and already many have signed up.

Ryanair's Stephen McNamara said:

"These legal commitments by screenscraping websites are the latest positive development in Ryanair's relentless pro-consumer campaign against internet ticket-touts.  Genuine price comparison websites can enter into a licence agreement with Ryanair, for a charitable donation of just €100, which will allow them to provide consumers with legitimate price comparison.  However, Ryanair will not allow consumers to be subjected to sneaky hidden charges by unauthorised screenscraping ticket-touts.

"We are confident that through Ryanair's sustained pressure and with the assistance of European consumer agencies, unauthorised screenscraping and overcharging of consumers will eventually be outlawed throughout Europe, to the benefit of consumers and legitimate businesses".

Ends.                                               Friday, 14th August 2009

For further information:

Stephen McNamara                     Pauline McAlester

Ryanair                                         Murray Consultants

Tel: 00 353 1 812 1271                 Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  14 August 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary